FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRONTEER DEVELOPMENT GROUP INC. (THE “CORPORATION” OR “FRONTEER”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE “MEETING”) TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation. Figures in this circular are stated in Canadian dollars unless otherwise stated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR CORPORATION TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivering it to the chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in case of adjournment.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the shares will be voted or withheld from voting accordingly. Where no choice is specified, shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares (the “Common Shares”). At March 19, 2007, the Corporation had issued and outstanding 67,082,015 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on March 26, 2007 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list. In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of March 19, 2007, no person beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Ltd., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) or withheld from voting upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

EXECUTIVE COMPENSATION

(a)	Compensation of Officers

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2006, 2005 and 2004, in respect of the individuals who were, during the fiscal year ended December 31, 2006, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer and Vice President, Exploration of the Corporation (the “Named Executive Officers”). The Corporation had no other executive officers whose total salary and bonus exceeded $150,000 in fiscal 2006.

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensa- tion ($)
		Salary ($)(4)	Bonus ($)(4)	Other Annual Compensation ($)	Securities Under Options Granted (#)(5)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Dr. Mark O’Dea President and Chief Executive Officer	December 31, 2006	190,000	285,000	Nil	225,000	Nil	Nil	Nil
	December 31, 2005	177,500	114,000	Nil	Nil	Nil	Nil	Nil
	December 31, 2004	106,667	50,000 (2)	35,640 (1)	550,000	Nil	Nil	Nil
Mr. Sean Tetzlaff Chief Financial Officer, Vice President, Finance and Corporate Secretary (3)	December 31, 2006	160,000	80,000	Nil	75,000	Nil	Nil	Nil
	December 31, 2005	136,667	73,333	Nil	400,000	Nil	Nil	Nil
	December 31, 2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration	December 31, 2006	103,333	51,667	Nil	50,000	Nil	Nil	Nil
	December 31, 2005	151,667	80,000	Nil	Nil	Nil	Nil	Nil
	December 31, 2004	122,933	59,000	Nil	100,000	Nil	Nil	Nil

(1)	Paid as a consulting fee to Riftore Consulting Inc. (“Riftore”) for services provided to the Corporation. See “Executive Compensation – Employment Contracts”.

(2)	Paid as a performance bonus to Riftore.

(3)	Mr. Tetzlaff commenced employment with the Corporation on January 4, 2005.

(4)

Each of Messrs O’Dea, Tetzlaff and Valenta are officers of and were paid a salary and bonus by Aurora Energy Resources Inc. (“Aurora”), a company owned 47.09% by the Corporation, in consideration for services rendered to Aurora during its most recently completed financial year. During the year ended December 31, 2006, Mr. O’Dea was paid a salary of $100,278 and a bonus of $60,167 from Aurora. Mr. Tetzlaff was paid a salary of $80,000 and a bonus of $40,000 by Aurora. Mr. Valenta was paid a salary of $80,000 and a bonus of $32,000 by Aurora. These amounts are not included in the above table.

(5)	Each of Messrs O’Dea, Tetzlaff and Valenta were granted 825,000, 392,500 and 255,000 stock options respectively from Aurora during the year ended December 31, 2006.

(b)	Option Grants in 2006

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2006.

Name and Title	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Dr. Mark O’Dea President and Chief Executive Officer	225,000	34.62%(2)	6.50	6.50	May 9, 2011
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	75,000	11.54%(2)	6.50	6.50	May 9, 2011
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration	50,000	7.69% (2)	6.50	6.50	May 9, 2011

(1)	Each option is exercisable to acquire one Common Share.
(2)	An aggregate of 650,000 stock options were granted to employees and the Named Executive Officers in fiscal 2006.

(c)	Options Exercised and Aggregate Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officers during the year ended December 31, 2006 and options to acquire Common Shares held by the Named Executive Officers as at December 31, 2006.

Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006		Value of Unexercised In-the-money Options at December 31, 2006
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Dr. Mark O’Dea, President and Chief Executive Officer	153,100	1,033,453	739,900	50,000	6,143,819(1)	212,500(1)
Mr. Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary	40,000	171,884	318,334	116,666	2,618,923(1)	805,827(1)
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration	170,000	934,119	146,667	33,333	1,327,335(1)	141,665(1)

(1)	Based on the closing price of the Common Shares on December 29, 2006 of $10.75 less the exercise price of such options.

(d)	Employment Contracts

The Corporation entered into an agreement dated December 1, 2003 with Riftore relating to the provision of services to the Corporation by Mark O’Dea, President and Chief Executive Officer of the Corporation, as the representative of Riftore. The agreement was for a term of one year, expiring November 30th, 2004. Pursuant to the agreement, Riftore was to receive an annual fee of $110,000 (plus GST) to provide services to the Corporation for 50 weeks during the course of the year. The fee was paid to Riftore bi-weekly. The agreement was terminated effective May 1, 2004 at which time Mr. O’Dea entered an employment contract directly with the Corporation at an annual salary of $160,000. This salary was increased to $190,000 per annum on June 1, 2005 and $237,500 per annum on January 1, 2007, as a result of a compensation survey discussed below.

Mr. Sean Tetzlaff was hired as Chief Financial Officer and Corporate Secretary with the Corporation effective February 1, 2005 at an annual salary of $130,000. This salary was increased to $160,000 per annum on June 1, 2005 and $175,000 per annum on January 1, 2007, as a result of a compensation survey discussed below.

Mr. Rick Valenta commenced service with the Corporation on September 1, 2003, on a contract basis pursuant to a consulting agreement between the Corporation and Valenta Consulting Inc. (“Valenta”). The agreement was for a term of one year, expiring August 31, 2004. Pursuant to the agreement, Valenta was to receive an annual fee of $110,000 to provide services to the Corporation for 50 weeks during the course of the year. The agreement was subsequently terminated and Mr. Valenta was hired as Chief Operating Officer effective May 1, 2004 at an annual salary of $125,000. Mr. Valenta was appointed Vice President of the Corporation effective January 1, 2005 at which time his salary increased to $140,000 per annum. His salary was further increased to $160,000 per annum effective June 1, 2005, which was then reduced to $100,000 per annum on April 1, 2006 and to $60,000 per annum on October 1, 2006.

Upon a takeover event (as defined below “Takeover Event”) the President and Chief Executive Officer is entitled to three year’s salary and the Chief Operating Officer and Chief Financial Officer are each entitled to two years salary with such pay to include the value of employee benefits (in total the “Termination Payment”).

A Takeover Event is defined as an event in which all or substantially all (90% or more) of the assets of the Corporation are sold to an arm’s length third party, or at such time when there occurs a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors (the “Board”) are not elected. Upon such a Takeover Event, the employment of the Named Executive Officers will terminate and the Named Executive Officers will be entitled to the Termination Payment unless the executive is offered and accepts suitable employment with the entity acquiring substantially all of the assets of the Corporation or control of the Corporation or the executive agrees to remain with the Corporation working with the newly elected slate of directors.

In addition, upon a Takeover Event, any and all unvested employee stock options held by the Named Executive Officers, become vested at such time deemed to occur immediately before the Takeover Event and therefore are available for exercise, subject to any applicable expiry dates.

COMPOSITION OF THE COMPENSATION COMMITTEE

Mr. George Bell, Mr. Donald McInnes and Mr. Jo Mark Zurel constitute all members of the Compensation Committee of the Board at December 31, 2006. These individuals are independent within the meaning of applicable securities laws. Mr. Lennox-King served on the Compensation Committee until December 11, 2006. Mr. Oliver Lennox-King is not considered independent by virtue of his position as Chairman of the Corporation. The Compensation Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board.

Report on Executive Compensation

The Corporation’s compensation philosophy for executives follows three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with companies of similar size and scope of operations so as to attract and retain talented executives1; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock-based programs.

When determining both compensation policies and individual compensation levels for executive officers, including the Chief Executive Officer, the Compensation Committee takes into consideration a variety of factors. These factors include the overall assessment of the Board and Compensation Committee concerning the executive’s individual performance; the individual’s contribution towards meeting corporate objectives, levels of responsibility and length of service; industry comparables; and the overall financial and operating performance of the Corporation.

Executive compensation is comprised primarily of a base salary and participation in the stock option plan (the “Plan”) and executive bonus plan (“Bonus Plan”) of the Corporation.

The salary and option grants for each executive officer’s position is primarily determined having regard for the overall performance of the Corporation (60%), individual performance factors (30%) and the assessment of such individuals (10%) as presented by management to the Board and Compensation Committee. See also “Executive Compensation – Employment Contracts” above.

The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Plan. Grant of options are intended to emphasize the executive officer’s commitment to the Corporation’s growth and enhancement of share value. The grant of stock options also assists the Corporation in attracting and retaining qualified executives. Options are reviewed at least annually and are usually granted to newly hired executives at the commencement of employment. Existing options held by individuals are taken into consideration in determining whether additional option grants will be made. During 2006, the Compensation Committee and the Board considered and approved the grant of 225,000 stock options to the President and Chief Executive Officer, 75,000 to the Chief Financial Officer, and 50,000 to the Vice President, Exploration and Chief Operating Officer.

During 2006, the Compensation Committee and the Board approved bonuses of $285,000, $80,000 and $51,534 to each of the President and Chief Executive Officer, Chief Financial Officer and Vice President Exploration and Chief Operating Officer, respectively. The Bonus Plan is directly linked to stock performance on the Toronto Stock Exchange (“TSX”) as follows:

i) For every 1% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the President and Chief Executive Officer will each receive 1% of his base salary paid to him as a bonus, up to a maximum of 60%; and

ii) For every 1.2% increase in average weighted annual market capitalization of the Corporation relative to that of the previous year, the Chief Financial Officer and the Vice President, Exploration and Chief Operating Officer will each receive 1% of his base salary paid to him as a bonus, up to a maximum of 50%.

Bonuses payable to the Named Executive Officers will be calculated under the Bonus Plan and distributed once a year and will be based on the stock performance of the Common Shares on the TSX relative to its previous year. The Board retains discretion with respect to payment of any bonus and may increase or decrease such amount if individual performance factors so warrant. In 2006, the Compensation Committee elected to increase the bonus paid to the President and Chief Executive Officer from $114,000 as determined under the Plan to $285,000 reflecting the superior results obtained under Mr. O’Dea’s stewardship during the year.

_____________________________________

1 The Compensation Committee looked at data from 19 different companies (including Viceroy Exploration Ltd., International Uranium Corporation and Miramar Mining Corporation) obtained from publicly available information circulars. Companies selected were of similar size, stage of exploration, market capitalization and metal focus. The Chief Executive Officer’s salaries in these companies ranged from a minimum salary of $128,032 to a maximum salary of $320,000, while the Chief Financial Officer’s salary ranged from a minimum of $110,500 to a maximum of $200,000. In addition, in January 2007, the Compensation Committee retained Roger Gurr Associates as a compensation consultant, at a cost of $23,000, with a mandate of assessing the compensation of directors and officers of the Corporation.

In January 2007, the Board, on the recommendation of the Compensation Committee on the results of the external compensation survey, approved changes to the Bonus Plan as follows:

i)	For each 1% increase in the annual-share-value from one year to the next, the Chief Executive Officer is entitled to a bonus of 1% of base pay to a maximum of 150%;

ii)	For each 1% increase in the annual-share-value from one year to the next, the Chief Financial Officer is entitled to a bonus of 1% of base pay to a maximum of 125%;

iii)	For each 1% increase in the annual-share-value from one year to the next, the Vice Presidents are entitled to a bonus of 1% of base pay to a maximum of 100%;

iv)	For each 1% increase in the annual-share-value from one year to the next, Managers and the Chief Geologist are entitled to a bonus of 1% of base pay to a maximum of 80%; and

v)	For each 1% increase in the annual-share-value from one year to the next, remaining staff are entitled to a bonus of 1% of base pay to a maximum of 40%;

During the year, the Corporation purchased a $5,000,000 Director’s and Officer’s liability insurance policy at a cost of $47,649. The policy provides for a $25,000 deductible per each claim which rises to $75,000 for Canadian securities claims and $250,000 for United States securities claims. Each loss is limited to $5,000,000.

PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Index), assuming a $100 investment in Common Shares on December 31, 2000, and reinvestment of dividends during the period.

COMPENSATION OF DIRECTORS

In 2006, non-management directors of the Corporation were paid a base fee of $7,500 per annum, plus $5,000 per annum if they are a member of a Board committee, plus $2,500 per annum if they chair a Board committee. In addition, the Chairman receives an additional $50,000 per annum.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board. The Board may award special remuneration to any director undertaking any special services on behalf of the Corporation other than services ordinarily required of a director.

No such special remuneration was paid to any director of the Corporation during the fiscal year ended December 31, 2006 other than as disclosed herein.

Effective January 1, 2007 the director compensation was changed on the recommendation of the Compensation Committee as a result of the independent report on executive and director compensation. The directors of the Corporation are now entitled to a base fee of $45,000 per annum. In addition, the Chairman receives an additional $50,000 per annum. Members of the Special Committee are entitled to a per meeting fee of $1,300 for meetings of reasonable length. No other meeting fees apply.

Directors are also entitled to participate in the Corporation’s Plan. As of March 19, 2007, the Corporation has outstanding 4,419,200 options under the Plan of which an aggregate of 2,740,000 options are held by directors of the Corporation.

Beach Hepburn, LLP a law firm of which a director is a partner, provided legal services to the Corporation for which it received fees and was reimbursed expenses during 2006 in the aggregate amount of $7,642.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2006. As of December 31, 2006, the Plan is the only equity compensation plan of the Corporation.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,849,100	$2.95	113,341
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,849,100(1)	$2.95	113,341
(1) An aggregate of 150,000 of these stock options shall vest upon the Corporation receiving the necessary shareholder and regulatory approvals to increase the number of Common Shares available for issuance under the Plan by an additional 835,000 Common Shares or greater.

SUMMARY OF STOCK OPTION PLAN

The shareholders of the Corporation approved the Plan on June 8, 2005. The Plan permits the grant of up to 7,500,000 options net of expired or cancelled options issued pursuant to previous option grants. An aggregate of 9,282,500 options (representing 13.84% of the issued and outstanding Common Shares as of March 19, 2007) have been granted under the Plan of which (i) 835,000 such options (the “Conditional Options”) shall vest only upon the receipt of all necessary shareholder and regulatory approvals to increase the number of Common Shares available for issuance under the Plan by an additional 835,000 Common Shares or greater; (ii) 3,902,459 options (representing 5.82% of the issued and outstanding Common Shares as of March 19, 2007) have been exercised and 960,841 options expired or were cancelled. Accordingly, 4,419,200 Common Shares (representing 6.59% of the issued and outstanding Common Shares as of March 19, 2007) are currently reserved for issuance pursuant to options granted under the Plan (including the Conditional Options) and the Corporation may grant an additional 13,341 options under the Plan, calculated as the difference between 7,500,000 options authorized under the Plan less total options granted net of options cancelled and expired (exclusive of the Conditional Options).

The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. The options are non-assignable and may be granted for a term not exceeding 10 years.

Options may be granted under the Plan only to directors, officers, employees and other service providers (or corporations controlled by such persons) subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The number of Common Shares reserved for issue to any one person pursuant to the Plan (together with Common Shares issuable under other share compensation arrangements) may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The number of Common Shares reserved for issuance to insiders pursuant to the Plan (together with Common Shares issuable under other share compensation arrangements) may not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to insiders under the Plan (together with Common Shares issuable under other share compensation arrangements) within a one-year period may not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issued to any one insider and such insider's associates under the Plan (together with Common Shares issuable under other share compensation arrangements) within a one-year period may not exceed 5% of the issued and outstanding Common Shares. Options vest at the discretion of the Board. In the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation, the optionee may, with the consent of the Board, exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options. In the event of the death of an option holder, the personal representatives of the optionee may, with the consent of the Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options. The Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Plan without the consent of the optionee, except to the extent required by law. The exercise price of options issued may not be less than market price of the Common Shares as determined in accordance with applicable stock exchange rules.

At the Meeting, shareholders will be asked to consider, and if thought fit, approve a resolution substantially in the form attached hereto as Schedule B, to terminate the Plan and authorize a new stock option plan of the Corporation. See “Particulars of Matter to be Acted Upon – Approval of New Stock Option Plan.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

Mr. George Bell, Mr. Lyle R. Hepburn, Mr. Donald McInnes and Mr. Jo Mark Zurel, representing a majority of the directors of the Corporation, are independent directors within the meaning of applicable securities laws and TSX regulations, while Mr. Oliver Lennox-King, Chairman and Dr. Mark O’Dea, the President and Chief Executive Officer of the Corporation are not considered independent directors by virtue of their positions as officers of the Corporation.

Some of the directors of the Corporation are also directors of other reporting issuers. The following table outlines the directorships in other reporting issuers held by members of the Board as at March 19, 2007:

Director Name	Other Directorships held
Dr. Mark O’Dea	Frontera Copper Corporation, Aurora Energy Resources Inc.
Mr. Oliver Lennox-King	Metallica Resources Inc., Tiomin Resources Inc., CGX Energy Inc., Aurora Energy Resources Inc.

Mr. Lyle R. Hepburn	Gitennes Exploration Inc., First Nickel Inc., North Atlantic Resources Ltd.
Mr. Donald McInnes	Western Keltic Mines Inc., Plutonic Power Corporation, Atikwa Minerals Corporation, Blackstone Ventures Inc.

The independent directors do not hold specifically scheduled meetings at which non-independent directors and members of management are not in attendance. At various meetings, the independent directors hold in camera sessions at which the non-independent director and management do not attend.

The Chairman of the Board is Mr. Oliver Lennox-King, who is otherwise considered independent within the meaning of applicable securities legislation. The Chair is appointed by the Board after consideration of the recommendation of the Corporate Governance and Nominating Committee. This person chairs regular meetings of the Board and assumes other responsibilities that the directors as a whole designate from time to time. See also “Position Descriptions” below.

The Board held a total of 14 meetings during 2006 consisting of three regularly scheduled meetings and 11 impromptu meetings. The director’s attendance at these meetings is outlined in the table below. Mr. Jo Mark Zurel joined the Board in December 2006.

Name	Regularly Scheduled Meetings	Impromptu Meetings	Total Meetings Attended
Oliver Lennox-King	3	11	14
Mark O’Dea	3	10	13
Lyle Hepburn	3	9	12
George Bell	3	10	13
Donald McInnes	3	8	11
Jo Mark Zurel	1	0	1

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule A to this information circular.

Position Descriptions

The Board does not have formal written position descriptions for the Chair. The prime responsibility of the Chair of the Board of Directors is to provide leadership to the Board to enhance Board effectiveness. The Board has ultimate accountability for supervision of management of the Corporation. Critical to meeting this accountability is the relationship between the Board, management, shareholders and other stakeholders. The Chair, as the presiding member, must oversee that these relationships are effective, efficient and further the best interests of the Corporation.

In fulfilling his responsibility, the Chair will:

  oversee the Board's discharge of its duties assigned to it by law, in the constating documents of the Corporation and applicable corporate governance guidelines;

  take steps to foster the Board's understanding of its responsibilities and boundaries with management;

  oversee the responsibilities delegated to all Board committees, including, but not limited to compensation, performance evaluations and internal control systems;

  assist in reviewing and monitoring the long-term business plan, strategies and policies of the Corporation and the achievement of their objectives;

  schedule meetings of the Board and work with committee chairs to co-ordinate the schedule of meetings for committees;

  organize and present agenda for Board meetings based on input from directors and management;

  oversee the distribution of information to the Board in a manageable form, sufficiently in advance of the Board meetings;

  preside over Board meetings and conduct the meetings in an efficient, effective and focused manner;

  help the Board fulfil the goals it sets by assigning specific tasks to members of the Board;

  attend committee meetings where appropriate;

  review and assess annually director attendance, performance and compensation and the size and composition of the Board, all in conjunction with any relevant committees of the Board;

  oversee the appropriate communication of management strategy, plans and performance to the Board;

  act as a liaison between the Board and management;

  communicate with the senior officers of the Corporation so that they are aware of concerns of the Board, shareholders and other stakeholders;

  chair meetings of the shareholders;

  together with the Chief Executive Officer, represent the Corporation to external groups, including shareholders, creditors, consumer groups, local communities and all levels of government; and

  carry out other duties as requested by the Board, as needs and circumstances arise.

The Corporation has not adopted any written descriptions for the positions of the chairs of the Board committees. Each committee chair has been charged with reviewing and maintaining the charter of the committee, establishing agendas for committee meetings, organizing and chairing meetings and reporting the results of meetings to the Board.

The Board has developed a written position description for the Chief Executive Officer.

Orientation and Continuing Education

The Corporation currently has an informal orientation and education program for new members of the Board in order to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In particular, new directors receive copies of Board materials and all materials regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The Board encourages the continuing education of its directors as it deems appropriate.

Ethical Business Conduct

The Board has adopted a written code of ethics for the directors, officers and employees of the Corporation. A copy of the code of ethics is available for viewing on the Corporation’s website at www.fronteergroup.com. A hard copy can be requested by requesting a copy in writing from the Corporate Secretary of the Corporation. Each employee and director receives a copy of the code of ethics upon commencement of employment.

The Board does not formally monitor compliance with the code of ethics. Management is expected to report to the Corporate Governance and Nominating Committee when breaches of the code of ethics are identified. On an annual basis, all employees are required to confirm in writing their compliance with the code of ethics. Complaints from suppliers or employees against the Corporation or another employee or director are also to be reported to the Corporate Governance and Nominating Committee by management.

To the extent a director has a material interest in a transaction or agreement contemplated by the Corporation, that director will excuse himself from any and all discussion regarding the transaction and will not vote with respect to any resolution with respect to such agreement or transaction.

Nomination of Directors

The Board has established a Corporate Governance and Nominating Committee that is comprised entirely of independent directors, which committee is charged with identifying new candidates for Board nomination. While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

Compensation

The Board has also established a Compensation Committee, which is comprised entirely of independent directors, whose responsibility is to:

  retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive officer compensation and shall have the sole authority to approve the consultant’s fees and other retention terms. The committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors;

  annually review and approve corporate goals and objectives relevant to the Chief Executive Officer and senior executive officer compensation, evaluate the Chief Executive Officer’s and each senior executive officer’s performance in light of those goals and objectives, and to recommend to the Board for approval the Chief Executive Officer’s and each senior executive officer’s compensation level based on this evaluation. In determining such compensation, the committee will consider the Corporation’s performance and relative shareholder return and the compensation of Chief Executive Officers and senior executive officers at comparable companies;

  annually review the compensation systems that are in place for employees of the Corporation in order to ensure there is internal and external equity in the compensation of all employees, including incentive- compensation plans and equity-based plans;

  administer and make recommendations to the Board regarding the adoption, amendment or termination of the Corporation’s incentive compensation plans and equity-based plans (including specific provisions) in which the Chief Executive Officer and senior executive officers may participate;

  review and approve employment agreements, severance arrangements and change in control agreements and other similar arrangements for the Chief Executive Officer and senior executive officers;

  establish levels of director compensation, including retainers, meetings fees, equity-based plans and other similar components of director compensation, based on reviews of director compensation of comparable companies;

  review executive compensation disclosure and director compensation disclosure in the management proxy circular and in any offering documents prior to their public release; and

  review and reassess the adequacy of the Compensation Committee charter annually and recommend any proposed changes to the Corporate Governance and Nominating Committee for its approval.

For details of the composition of the Compensation Committee and a discussion as to how it determines executive compensation, see “Composition of the Compensation Committee” and “Report on Executive Compensation” above.

Special Committee

The Board has also established a Special Committee, which is comprised entirely of independent directors, whose responsibility is:

  to consider and make recommendations to the Board concerning all such steps as the Special Committee considers necessary or advisable and in the best interests of the Corporation and its shareholders generally in order to facilitate the continued cross-appointments of directors and officers between the Corporation and Aurora;

  to consider and make recommendations to the Board concerning all such steps as the Special Committee considers necessary or advisable and in the best interests of the Corporation and its shareholders generally in order to prepare itself for and in response to the making of any take-over bid for the Corporation;

  to supervise the preparation of the directors' circular and all similar documents which may be required by applicable securities laws in response to any take-over bid for the Corporation and to advise the Board with respect to the recommendation that the Board should make to the shareholders of the Corporation;

  to establish, supervise, conduct, coordinate and manage a process to identify, solicit and evaluate strategic transactions for the Corporation to protect and enhance shareholder value, including the sale of assets of the Corporation, the sale of any or all of the shares of the Corporation to a third party, a merger, amalgamation, plan of arrangement, consolidation, reorganization or other business combination pursuant to which the assets and business of the Corporation are combined with one or more entities or any strategic financing transaction;

  to assess, consider and review the terms of any expressions of interest or proposals received by the Corporation with respect to any strategic transaction;

  to supervise the response of the Corporation to any proposed take-over bid and to supervise, conduct, coordinate and manage any negotiations or discussions with respect to any potential or proposed take-over bid or strategic transaction, and to negotiate and settle any letters of intent, agreements or other documents with respect to any such transaction or, if appropriate, to supervise and cause management of the Corporation to do any of the foregoing;

  to consider whether any such transaction proposed to be undertaken by the Corporation is fair to the shareholders of the Corporation and to make a recommendation to the Board regarding the same;

  to make such other recommendations to the Board as the Special Committee deems advisable; and

  to take such other steps as the Special Committee considers to be necessary or advisable and in the best interests of the Corporation and its shareholders generally with respect to the matters set forth above.

Assessments

The Board has not been subject to regular formal assessment to date. The Chair of the Board regularly assesses the performance of the Board and its individual members and committees on an informal basis. Due to the size of the Board and Corporation, this process is considered adequate at the present time.

Audit Committee

Certain information concerning the audit committee of the Corporation including membership qualifications, audit fees paid and the text of the audit committee charter, are set forth in the Annual Information Form of the Corporation for the year ended December 31, 2006.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No officer or director of the Corporation, any proposed nominee for election as director, or any associate of the foregoing, was or is indebted to the Corporation, at any time during its last completed financial year or has had any indebtedness to another entity which has been the subject of a guarantee, support agreement, letters of credit, or other similar arrangements provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the year ended December 31, 2006, no director or executive officer of the Corporation, proposed director of the Corporation, principal shareholder of the Corporation (or any director or officer thereof), or any associate or affiliate of the foregoing had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation.

Particulars of Matters to Be Acted Upon

1.	Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of one and a maximum of ten directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

At the Meeting, shareholders will be asked to elect seven directors (the “Nominees”). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Province and Country of Residence	Position with Corporation	Director Since	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (5)
Mark O’Dea British Columbia, Canada	President, Chief Executive Officer and Director	May 7, 2001	President, Chief Executive Officer of the Corporation. President and Chief Executive Officer of Aurora, a mineral exploration company.	44,800(6)
Donald McInnes (1)(2)(3)(4) British Columbia, Canada	Director	June 13, 2001	President and Chief Executive Officer of Blackstone Ventures Inc. a mineral exploration company. President and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.	Nil
George Bell (1)(2)(3)(4) Ontario, Canada	Director	December 18, 2003	President and Chief Executive Officer of Unor Inc., a mineral exploration corporation.	Nil

Name and Province and Country of Residence	Position with Corporation	Director Since	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (5)
Oliver Lennox-King(7) Ontario, Canada	Chairman	November 4, 2003	Director of Tiomin Resources Inc., Aurora and Metallica Resources Inc., a mineral exploration companies	400,000
Lyle R. Hepburn (3)(4) Ontario, Canada	Director	April 15, 2004	Lawyer, Beach Hepburn LLP, a law firm.	14,500
Jo Mark Zurel (1)(2) Newfoundland and Labrador, Canada	Director	December 11, 2006	Partner, Wave Venture Partners Ltd., a venture capital corporation	Nil
Scott M. Hand Ontario, Canada	Nominee	N/A	Former Chairman and Chief Executive Officer of Inco Limited, a mining company	Nil

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Special Committee.
(5)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at March 19, 2007.

(6)	2,000 of these Common Shares are held by Riftore.
(7)

Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd., a corporation listed on the TSX Venture Exchange. He resigned as a director of this corporation on February 9, 2005, immediately before a subsidiary of this corporation filed a “Notice of Intention” to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the Nominees (including their principal occupation for the last five years):

Dr. Mark O’Dea has 16 years experience in the mineral resource sector and holds a Ph.D. in structural geology. He has worked internationally as an explorationist for both senior and junior resource companies, and from 1997 to 1999, he was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, Mark founded Riftore Consulting Inc., providing structural geology services to the mining industry. He has been President and Chief Executive Officer of Fronteer since May 2001 and is currently also the President and Chief Executive Officer of Aurora. He is also a director of Frontera Copper Corporation, a copper producer.

Mr. Donald McInnes has over 20 years experience in the mineral exploration industry. Since 1993, Mr. McInnes has been founder, President and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is a past President and Director of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada. He is currently the President and Chief Executive Officer of Plutonic Power Corporation, an emerging power producer.

Mr. George Bell is President & Chief Executive Officer of Unor Inc., a junior uranium and diamond exploration Corporation listed on the TSX Venture Exchange. He has more than 37 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Inc. group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe.

Mr. Oliver Lennox-King has over 29 years of experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metal marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. He is also a director of Tiomin Resources Inc., Aurora and Metallica Resources Inc.

Mr. Lyle R. Hepburn is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and First Nickel Inc., all of which are mineral exploration companies listed on the TSX, and the Corporate Secretary of Aber Diamond Corporation, a diamond specialist corporation listed on the TSX and NASDAQ.

Mr. Jo Mark Zurel is a Chartered Accountant and from 2006 has been a partner of Wave Venture Partners Ltd., a venture capital Company. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel holds a Bachelor of Commerce degree from Dalhousie University.

Mr. Scott M. Hand served as the Chairman and Chief Executive Officer of Inco Limited (“Inco”) from April 2002 until he retired in January 2007. Prior to that, Mr. Hand was the President of Inco and held positions in strategic planning, business development and law. Inco has been a major global Canadian-based resources enterprise and a leading producer and marketer of nickel and other metals. Mr. Hand serves on the boards of a number of not-for-profit institutions, including the Ontario Heritage Foundation. Mr. Hand received a JD from Cornell University and a BA from Hamilton College.

2.	Appointment of Auditor

The directors propose to nominate PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Details of fees paid to PWC can be found in the Corporation’s Annual Information Form for the fiscal year ended December 31, 2006.

In the past, the directors have negotiated with the auditors of the Corporation on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

In order to appoint PWC as auditors of the Corporation to hold office until the close of the next annual meeting, and authorize the directors to fix the remuneration thereof, a majority of the votes cast at the Meeting must be voted in favour thereof.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PWC as auditors of the Corporation for the year ending December 31, 2007, and to authorize the directors to fix their remuneration. PWC was first appointed auditor at the Corporation’s meeting of shareholders in June 2004.

3.	Approval of New Stock Option Plan

The shareholders of the Corporation approved the Plan on June 8, 2005. The Plan permits the grant of up to 7,500,000 options net of expired or cancelled options issued pursuant to previous option grants. An aggregate of

9,282,500 options (representing 13.84% of the issued and outstanding Common Shares as of March 19, 2007) have been granted under the Plan of which (i) 835,000 such options (the “Conditional Options”) shall vest only upon the receipt of all necessary shareholder and regulatory approvals to increase the number of Common Shares available for issuance under the Plan by an additional 835,000 Common Shares or greater; (ii) 3,902,459 options (representing 5.82% of the issued and outstanding Common Shares as of March 19, 2007) have been exercised and 960,841 options expired or were cancelled. Accordingly, 4,419,200 Common Shares (representing 6.59% of the issued and outstanding Common Shares as of March 19, 2007) are currently reserved for issuance pursuant to options granted under the Plan (including the Conditional Options) and the Corporation may grant an additional 13,341 options under the Plan, calculated as the difference between 7,500,000 options authorized under the Plan less total options granted net of options cancelled and expired (exclusive of the Conditional Options). See “Summary of Stock Option Plan” above.

Set forth below is a summary of the 4,419,200 outstanding options under the Plan to purchase Common Shares as at the date of this information circular:

Holder	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price
All (5) executive officers and past executive officers of the Corporation, as a group	30,000	August 7, 2003	August 31, 2008	$0.70
	595,000	September 28, 2004	September 28, 2009	$1.20
	110,000	January 4, 2005	January 31, 2010	$1.85
	200,000	June 30, 2005	June 29, 2010	$2.34
	100,000	March 21, 2006	March 21, 2011	$4.50
	350,000	May 9, 2006	May 9, 2011	$6.50
	75,000	January 12, 2007	January 12, 2012	$10.17
	275,000	February 15, 2007	February 15, 2012	$14.25
All (5) directors and past directors (who are not also executive officers) of the Corporation, as a group	100,000	November 6, 2003	November 6, 2008	$0.88
	100,000	November 12, 2003	November 12, 2008	$0.80
	100,000	November 28, 2003	November 28, 2008	$0.84
	50,000	April 6, 2004	April 6, 2009	$1.00
	25,000	April 15, 2004	April 15, 2009	$1.00
	410,000	September 28, 2004	September 28, 2009	$1.20
	150,000	June 30, 2005	June 29, 2010	$2.34
	375,000	May 9, 2006	May 9, 2011	$6.50
	150,000	December 11, 2006	December 11, 2011	$10.06
	360,000	February 15, 2007	February 15, 2012	$14.25
All other employees and past employees of the Corporation as a group	15,000	January 5, 2004	January 5, 2009	$0.90
	310,000	September 28, 2004	September 28, 2009	$1.20
	50,000	October 22, 2004	October 22, 2009	$1.60
	100,000	June 30, 2005	June 29, 2010	$2.34
	30,000	September 30, 2005	September 29, 2010	$3.26
	76,700	May 9, 2006	May 9, 2011	$6.50
	30,000	June 26, 2006	June 26, 2011	$4.74
	25,000	August 16, 2006	August 16, 2011	$5.09
	25,000	January 2, 2007	January 2, 2012	$10.75
	50,000	February 15, 2007	February 15, 2012	$14.25
All consultants of the Corporation as a group	100,000	May 9, 2002	May 9, 2007	$0.59
	12,500	April 15, 2005	April 15, 2010	$2.35
	40,000	February 1, 2006	January 31, 2011	$4.32

The Corporation is proposing to terminate the Plan and approve a new stock option plan for the Corporation (the “2007 Plan”), which will authorize for issuance thereunder such number of Common Shares as is equal to 10% of the total number of Common Shares issued and outstanding from time to time. As of March 19, 2007, the

Corporation has 67,082,015 Common Shares outstanding. A copy of the 2007 Plan is attached hereto as Appendix I to Schedule B.

At the Meeting, shareholders will be asked to consider, and if thought fit, approve a resolution substantially in the form attached hereto as Schedule B, to terminate the Plan, approve the 2007 Plan, and authorize the issue of up to 10% of the total number of Common Shares issued and outstanding from time to time, under the 2007 Plan (the “Option Plan Resolution”). If the Option Plan Resolution is approved, the 4,419,200 options currently outstanding under the Plan (inclusive of the Conditional Options) will remain outstanding under the 2007 Plan, without amendment to their terms; (ii) the Conditional Options will vest in accordance with the remaining vesting terms of the option agreement; and (iii) the Corporation will be able to issue up to an additional 2,289,001 options under the 2007 Plan (calculated based upon 10% of the issued and outstanding Common Shares as of March 19, 2007, less the number of options currently outstanding under the Plan (inclusive of the Conditional Options) which will remain outstanding under the 2007 Plan).

Management is of the opinion that the approval of the 2007 Plan would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to grant options and permit the Corporation to continue to attract and retain qualified senior management, directors and other service providers. Management of the Corporation intends to vote proxies received in favour of management for the approval of the 2007 Plan.

Approval of the Option Plan Resolution will be obtained if a majority of the votes cast are in favour thereof.

Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ADOPTION OF THE 2007 PLAN.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and management’s discussion and analysis by writing to the Manager of Corporate Relations, Fronteer Development Group Inc. 1650 –1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9 or calling (604) 632-4677.

Financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

*********

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 19th day of March, 2007.

“Mark O’Dea”
Mark O’Dea, President and Chief Executive Officer

SCHEDULE A

BOARD MANDATE

I.	PURPOSE

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

II.	COMPOSITION

The Board of Directors shall be constituted at all times of a majority of individuals who are independent directors in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange. An “independent director” means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising solely from holdings in the Corporation, (b) not currently, or has not been within the last five years, an officer, employee of or material service provider to the Corporation or any of its subsidiaries or affiliates; and (c) not a director, officer, employee or significant shareholder of an entity that has a material business relationship with the Corporation.

III.	RESPONSIBILITIES AND DUTIES

The Board discharges its responsibility for overseeing the management of the Corporation’s business by delegating to the Corporation’s senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities directly and through its committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives. Other principal duties include, but are not limited to, the following:

	1.	Selecting and appointing, evaluation of and (if necessary) termination of the Chief Executive Officer.

	2.	Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

	3.	Reviewing and approving annual operational budgets, capital expenditure limits and corporate objectives, and monitoring performance on each of the above.

	4.	Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

	5.	Reviewing policies and processes to ensure that the Corporation’s internal control and management information systems are operating properly.

	6.	Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

	7.	Approving the Corporation’s code of business ethics, which includes a communications policy for the Corporation, and monitoring its application.

8.	Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

9.	Arranging formal orientation programs for new directors, where appropriate.

10.

Establish and maintain an appropriate system of corporate governance including practices to ensure the Board functions effectively and independently of management, including reserving a portion of all Board and its committee meetings for in camera discussions without management present.

11.	Ensure that a comprehensive compensation strategy is maintained which includes competitive industry positioning, weighting of compensation elements and relationship of compensation to performance.

12.	Ensure that an adequate system of internal control is maintained to safeguard the Company’s assets and the integrity of its financial and other reporting systems.

13.	Establishing a plan for management succession, including the appointing, training, and monitoring of senior management.

14.

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets, or matters of policy, which diverge from the ordinary course of business.

15.	Ensure that a process is established that adequately provides for management succession planning, including the appointing, training, and monitoring of senior management.

16.	In addition to the above, adherence to all other Board responsibilities as set forth in the Company’s By-laws and other statutory and regulatory requirements.

IV.	MEETINGS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Corporation.

Chairman

The Chairman of the board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution.

Board meetings shall normally proceed as follows:

  Review and approval of the minutes of the preceding meeting;
  Business arising from the previous minutes;
  Reports of committees;
  President’s report, financial and operational reports;
  Other business;
  Setting the date and time of the next meeting;
  In-Camera session, and
  Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of Fronteer Development Group Inc. on the 24th day of March, 2005.

By order of the Board of Directors
FRONTEER DEVELOPMENT GROUP INC.

“Oliver Lennox King”

Chairman

SCHEDULE B

BE IT RESOLVED THAT:

1.	all previous stock option plans of the Corporation are hereby terminated;

2.	a new stock option plan (the “2007 Plan”) substantially in the form attached hereto as Appendix I be authorized and approved as the stock option plan of the Corporation;

3.

the number of common shares of the Corporation issuable pursuant to the 2007 Plan be set at 10% of the total number of common shares of the Corporation issued and outstanding from time to time, subject to any limitations imposed by applicable regulations, laws, rules and policies;

4.

The granting of an aggregate of 835,000 options (the “Options”) effective as of the respective dates of grants noted below to the individuals named below (the “Optionees”), in the amounts set opposite their respective names, subject to the terms and conditions set forth herein and in the 2007 Plan, and on such other terms and conditions as any director or officer may approve, such approval to be conclusively deemed to be proven by the execution by such director or officer on behalf of the Corporation of an Option Agreement (as hereinafter defined) with each Optionee, is hereby authorized, ratified and confirmed:

Name of Optionee	No. of Options	Exercise Price	Vesting	Date of Grant	Expiry Date
Jo Mark Zurel(3)	150,000	$10.06	(1)	December 11, 2006	December 11, 2011

Oliver Lennox-	120,000	$14.25	(1)	February 15, 2007	February 15, 2012
King(3)
George Bell(3)	60,000	$14.25	(1)	February 15, 2007	February 15, 2012

Lyle R.	60,000	$14.25	(1)	February 15, 2007	February 15, 2012
Hepburn(3)
Donald	60,000	$14.25	(1)	February 15, 2007	February 15, 2012
McInnes(3)
Jo Mark Zurel(3)	60,000	$14.25	(1)	February 15, 2007	February 15, 2012

Mark O’Dea(3)	200,000	$14.25	(2)	February 15, 2007	February 15, 2012

Sean Tetzlaff(3)	75,000	$14.25	(2)	February 15, 2007	February 15, 2012

Ian Cunningham- Dunlop	50,000	$14.25	(2)	February 15, 2007	February 15, 2012
(1)	Options vest immediately on grant
(2)	Options vest over 2 years with 1/3 vesting on date of grant, 1/3 vesting 12 months from the date of grant and 1/3 vesting 24 months from the date of grant
(3)	Insider of the Corporation.

5.

The execution and delivery by any officer or director of the Corporation on behalf of the Corporation and under the corporate seal of the Corporation or otherwise of an option agreement (the “Option Agreement”) to each Optionee on such terms and conditions consistent with these resolutions as he may approve, is hereby authorized, ratified and approved;

6.

The allotment and reservation for issuance pursuant to the Options of an aggregate of 835,000 common shares of the Corporation (the “Optioned Shares”) is hereby authorized, ratified and confirmed, provided that when and if the Options shall terminate or become void in accordance with the terms of the Option

Agreement or the 2007 Plan, the remaining shares reserved for issuance pursuant to such Options shall no longer be so reserved;

7.

Upon valid exercise of the Options and the payment of the exercise price for the Optioned Shares, such common shares shall be issued as fully paid and non-assessable common shares in the capital of the Corporation and any officer or director is authorized and directed in such circumstances to sign, issue and deliver certificates representing such common shares; and

8.

any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the terms of the foregoing resolutions.

APPENDIX I

FRONTEER DEVELOPMENT GROUP INC.
2007 STOCK OPTION PLAN

1.	The Purpose of the Plan

1.1                The purpose of the Plan is to attract, retain and motivate persons as key Service Providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

2.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1                “Affiliate” means any corporation which is an affiliate, as such term is used in Subsection 1(2) of the Ontario Business Corporations Act, of the Corporation;

2.2                “Associates” has the meaning ascribed thereto in the Securities Act (Ontario);

2.3 “               Board” means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee of the board of directors of the Corporation;

2.4                “Committee” shall have the meaning attributed thereto in Section 3.1 hereof;

2.5                “Corporation” means Fronteer Development Group Inc. and includes any successor corporation thereof;

2.6                “Eligible Person” means:

(a)                any director, officer or employee of the Corporation or any Affiliate, or any other Service Provider (an “Eligible Individual”); or

(b)                a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Employee Corporation”);

2.7                “Insider” means any insider, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of the Corporation, other than a person who falls within that definition solely by virtue of being a director or senior officer of an Affiliate, and includes any associate, as such term is defined in Subsection 1(1) of the Securities Act (Ontario), of any such insider;

2.8                “Market Price” at any date in respect of the Shares means the closing sale price of such Shares on The Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) on the trading day immediately preceding such date. In the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.9                “Maximum Term” means with respect to an Option, the later of (i) the date which is 10 years from the date of the grant of the Option; and (ii) the date which is the fifth day following the conclusion of a self-imposed blackout period of the Corporation which is in effect on the date which is 10 years from the date of the grant of the Option;

2.10                “Option” means an option to purchase Shares granted to an Eligible Person under the Plan;

2.11                “Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

2.12                “Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

2.13                “Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.14                “Plan” means this 2007 Stock Option Plan, as the same may be amended or varied from time to time; 2.15 “Service Provider” means:

(a)                an employee or Insider of the Corporation or any Affiliate; or

(b)                any person or company engaged to provide management or consulting services for the Corporation or for any entity controlled by the Corporation other than any director, officer or employee of the Corporation or any Affiliate;

2.16                “Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

2.17                “Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

3.	Administration of the Plan

3.1                The Plan shall be administered by the Board or by any committee (the “Committee”) of the Board established by the Board for that purpose.

3.2                The Board or Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)                to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)                to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board or the Committee shall be final, binding and conclusive for all purposes;

(c)                to determine the number of Shares covered by each Option;

(d)                to determine the Option Price of each Option;

(e)                to determine the time or times when Options will be granted and exercisable;

(f)                to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(g)                to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3                The Board or the Committee may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have:

(a)                represented, warranted and agreed in form and substance satisfactory to the Corporation that he or she is acquiring and will acquire such Option and the Shares to be issued upon the exercise thereof or, as the case may be, is acquiring such Shares, for his or her own account, for investment and not with a view to or in connection with any distribution, that he or she has had access to such information as is necessary to enable him or her to evaluate the merits and risks of such investment and that he or she is able to bear the economic risk of holding such Shares for an indefinite period;

(b)                agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c)                agreed to indemnify the Corporation in connection with the foregoing.

3.4                Any Option granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board or the Committee. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

3.5                Without limiting the generality of Sections 3.3, 3.4 and 7.2 hereof, unless a registration statement relating to the Shares covered by any Option issued in favour of an Optionee resident in the United States of America has been filed with the United States Securities and Exchange Commission and is effective on the date of exercise, or, in the opinion of counsel to the Corporation, an exemption therefrom is available, the exercise of the Option by such Optionee will be contingent upon receipt from the Optionee of a representation in writing satisfactory to the Board or the Committee that at the time of such exercise it is the Optionee's then intention to acquire the Shares being purchased for investment and not for resale or other distribution thereof to the public in the United States of America. If such representation in writing is required, the Board or the Committee may in its discretion inscribe an investment legend on the share certificates issued pursuant to the exercise of the Option. The issuance of Shares upon the exercise of the Option shall be subject to all applicable laws, rules and regulations and Shares shall not be issued except upon the approval of proper government agencies or stock exchanges as may be required. Provided, however, no Option shall be exercisable if at any date of exercise, it is the opinion of counsel for the Corporation that registration of the said Shares under the Securities Act of 1933 or other applicable statute or regulation is required and the Option shall again become exercisable only if the Corporation elects to and thereafter effects a registration of the Shares subject to the Option under the United States Securities Act of 1933, as amended or other applicable statute or regulation within the period of the Option. If the Option may not be exercised, the Corporation shall return to the Optionee, without interest or deduction, any funds received by it in connection with the proposed exercise of the Option.

4.	Shares Subject to the Plan

4.1                Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 10% of the total number of Shares issued and outstanding from time to time. Optioned Shares in respect of which Options are not exercised because the relevant Options expire or are cancelled, shall be available for issue upon the exercise of subsequent grants of Options. No fractional Shares may be purchased or issued under the Plan. In the event the number of Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest.

5.	Eligibility; Grant; Terms of Options

5.1                Options may be granted by the Board or the Committee to any Eligible Person.

5.2                Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board or the Committee. The Board or the Committee may, in their entire discretion, subsequent to the grant of Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested Options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board or the Committee.

5.3                Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the trading day immediately preceding the day upon which the Option is granted. If, as and when any Shares have been duly purchased and paid for under the terms of an Option and all conditions relating to the exercise of an Option have been fulfilled to the satisfaction of the Board or the Committee, such Shares shall be conclusively deemed allotted and issued as fully paid non-assessable Shares at the price paid therefore.

5.4                The term of an Option shall not exceed the Maximum Term.

5.5                No Options shall be granted to any Optionee if the total number of Shares issuable to such Optionee under this Plan, together with any Shares reserved for issuance to such Optionee under options for services or any other stock option plans, would exceed 5% of the issued and outstanding Shares.

5.6                An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever.

5.7                Subject to regulatory approval and unless approved by the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of shareholders of the Corporation, excluding the votes attached to shares beneficially owned by (a) Insiders to whom options may be granted under this Plan, other than persons who are Insiders solely by virtue of being a director or senior officer of a subsidiary of the Corporation; and (b) Associates of persons referred to in (a) above:

(a)                the number of Shares reserved for issuance pursuant to Options or other stock options granted to Insiders and under all other Share Compensation Arrangements may not exceed 10% of the issued and outstanding Shares;

(b)                the issuance of Shares to Insiders under this Plan and under all other Share Compensation Arrangements, within a one-year period, may not exceed 10% of the issued and outstanding Shares; and

(c)                the issuance of Shares to any one Insider and such Insider's Associates under this Plan and under all other Share Compensation Arrangements, within a one-year period, may not exceed 5% of the issued and outstanding Shares.

For the purposes of this Section 5.7, the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to the Plan or other Share Compensation Arrangements.

6.	Termination of Employment; Death

6.1                Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Board or the Committee with respect to an Option, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2                Subject to Section 6.3, if an Optionee shall cease to be an Eligible Person while holding an Option which has not been fully exercised, such Optionee may, with the consent of the Board or Committee, exercise the

Optionee’s Options that have vested at the date the Optionee ceases to be an Eligible Person at any time up to and including, but not after the earlier of:

(a)                ninety days of the date the Optionee ceased to be an Eligible Person; and

(b)                the expiry date of the Optionee’s Options,

but only to the same extent to which the Optionee could have exercised the Option immediately before the date the Optionee ceased to be an Eligible Person.

6.3                If an Optionee shall die holding an Option which has not been fully exercised, his personal representatives, heirs or legatees may, with the consent of the Board or Committee, exercise the Optionee’s Options that have vested at the date of the Optionee’s death at any time up to and including, but not after the earlier of:

(a)                one year from the date of the Optionee’s death; or

(b)                the expiry date of the Optionee’s Option,

but only to the same extent to which the deceased Optionee could have exercised the Option immediately before the date of such death.

6.4                For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director of the Corporation provided that the Optionee continues to be an Eligible Person.

6.5                If the Optionee is an Employee Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Employee Corporation.

7.	Exercise of Options

7.1                Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised. Such notice shall be delivered to the office of the Corporation specified in the Option (or such other office as may be notified from time to time by the Corporation to the Optionee for the receipt of such notices) and accompanied by payment in full, by cash or cheque or other form of cash payment acceptable to the Corporation, of the Option Price of the Shares then being purchased. Subject to any provisions of the Plan or the Option to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

7.2                Notwithstanding any of the provisions contained in the Plan or in any share option agreement, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)                completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)                the admission of such Shares to listing on any stock exchange on which the Shares may then be listed;

(c)                the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction; and

(d)                the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.3                Options shall be evidenced by a written option agreement, instrument or certificate in such form as is inconsistent with this Plan as the Board or the Committee may from time to time determine.

8.	Adjustments to Options

8.1                In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for issue upon the exercise of an Option shall be adjusted accordingly by the Board or the Committee to such extent as the Board or the Committee deems appropriate in its absolute discretion. In such event, the number of, and the price payable for, any Shares that are then subject to Option may also be adjusted by the Board or the Committee to such extent, if any, as the Board or the Committee deems appropriate in its absolute discretion.

8.2                If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Subsection 9.2(a) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”) the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares to which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefore, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Subsection 9.2(a) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

9.	Amendment or Discontinuance of the Plan

9.1                The Board may amend the Plan at any time, provided, however, that no such amendment may materially and adversely affect any Option previously granted to an Optionee without the consent of the Optionee, except to the extent required by law. Any such amendment shall be subject to the receipt of requisite regulatory approval including, without limitation, the approval of any stock exchange upon which the Shares may trade from time to time, provided, however, that no such amendment may: (i) increase the maximum number of Shares that may be optioned under the Plan; or (ii) change the manner of determining the minimum Option Price, unless shareholder and regulatory approval is obtained. Any amendments to the terms of an Option shall also require regulatory approval, including without limitation, the approval of any stock exchange upon which the Shares may trade from time to time. For greater certainty, the Board may make the following amendments without seeking the approval of the shareholders of the Corporation:

(a)                amendments to the Plan to rectify typographical errors and/or to include clarifying provisions for greater certainty;

(b)                amendments to the vesting provisions of a security or the Plan;

(c)                amendments to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date thereof;

(d)                amendments to the exercise price (so long as any reduction does not cause the exercise price to go below the current Market Price) unless such amendment would benefit Insiders; and

(e)                the inclusion of cashless exercise provisions in the Plan or in any option granted thereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve.

9.2                Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof:

(a)                in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares or any part thereof shall be made to all or substantially all holders of Shares, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan with the approval of the Board or Committee:

(i)                to permit the Optionees to exercise the Options granted under the Plan, as to all or any of the optioned Shares in respect of which such Option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the Option), so that the Optionees may participate in such transaction, offer or proposal; and

(ii)                to accelerate the time for the exercise of the said Options and the time for the fulfilment of any conditions or restrictions on such exercise;

(b)                should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board; and

(c)                the Board may at any time by resolution amend or terminate this Plan. Where amended, such amendment shall be subject to regulatory approval.

10.	Vesting

10.1                The Board or the Committee may, in its entire discretion, at the time of the granting of Options hereunder, determine that provisions relating to the vesting of Options be contained in a written option agreement between the Corporation and the Optionee.

11.	Miscellaneous Provisions

11.1                An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

11.2                Nothing in the Plan or any written option agreement shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any written option agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate or any present or future retirement policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

11.3                Notwithstanding Section 5.6 hereof, Options may be transferred or assigned between an Eligible Individual and the related Employee Corporation provided the assignor delivers notice to the Corporation prior to the assignment and the Board or the Committee approves such assignment. The Board or the Committee may decline to approve any such transfer or assignment in its sole discretion.

11.4                The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.	Shareholder and Regulatory Approval

12.1                The Plan and the exercise of any Options granted under the Plan shall be subject to approval by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by The Toronto Stock Exchange and any other relevant regulatory authority.